                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended DECEMBER 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________ to ___________

Commission file number 001-32395

                           CONOCOPHILLIPS SAVINGS PLAN
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                           77079
(Address of principal executive office)                               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23   Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CONOCOPHILLIPS SAVINGS PLAN


                                        /s/ J. W. Sheets
                                        ----------------------------------------
                                        J. W. Sheets
                                        Plan Financial Administrator

June 19, 2007

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE           CONOCOPHILLIPS SAVINGS PLAN

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm .................     3
Financial Statements
   Statements of Net Assets Available for Benefits at December 31, 2006
      and 2005 ..........................................................     4
   Statement of Changes in Net Assets Available for Benefits for the Year
      Ended December 31, 2006 ...........................................     5
   Notes to Financial Statements ........................................     6
Supplemental Schedule
   Schedule of Assets (Held at End of Year) as of December 31, 2006,
      Schedule H, Line 4i ...............................................    22
Exhibit Index ...........................................................    25

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP

Houston, Texas
June 19, 2007

--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS                                          CONOCOPHILLIPS
AVAILABLE FOR BENEFITS                                              SAVINGS PLAN

                                                           Thousands of Dollars
                                                         -----------------------
At December 31                                              2006         2005
                                                         ----------   ----------
ASSETS
Investments
   Plan interest in Master Trusts:
      Stable Value Fund                                  $1,947,660   $1,962,834
      ConocoPhillips Stock Fund                           2,847,890    2,377,061
      DuPont Stock Fund                                     135,983      146,941
   Leveraged Stock Fund                                   1,110,233      929,748
   Loan 2 Suspense                                          755,469      689,052
   Insurance contract                                             5            8
   Mutual funds                                           2,629,149    2,151,984
   Vanguard Prime Money Market - Loan 2                         106           83
   Loans to Plan participants                                79,095       76,319
                                                         ----------   ----------
Total investments, at fair value                          9,505,590    8,334,030
Active employee deposits receivable                           1,353          442
Company contributions receivable                                154           61
                                                         ----------   ----------
Total assets                                              9,507,097    8,334,533
                                                         ----------   ----------
LIABILITIES
Securities acquisition loans                                203,400      229,050
Interest payable                                                862          797
                                                         ----------   ----------
Total liabilities                                           204,262      229,847
                                                         ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE          9,302,835    8,104,686
Adjustment from fair value to contract value for fully
   benefit-responsive investment contracts                   24,752       14,225
                                                         ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS, AT CONTRACT VALUE     $9,327,587   $8,118,911
                                                         ==========   ==========

See Notes to Financial Statements.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET                          CONOCOPHILLIPS SAVINGS PLAN
ASSETS AVAILABLE FOR BENEFITS

                                                                       Thousands
Year Ended December 31, 2006                                          of Dollars
                                                                      ----------
ADDITIONS
Company contributions
   Company matching - cash                                            $   19,315
   Basic allocation - stock                                              132,192
Active employee deposits                                                 179,881
Rollovers                                                                 54,982
                                                                      ----------
Total contributions                                                      386,370
                                                                      ----------
Investment income
   Dividends and interest                                                177,796
   Interest, participant loans                                             4,387
   Plan interest in Master Trusts
      Stable Value Fund                                                   93,025
      ConocoPhillips Stock Fund                                          651,185
      DuPont Stock Fund                                                   22,153
   Net appreciation in fair value of investments                         510,247
                                                                      ----------
Total investment income                                                1,458,793
                                                                      ----------
Other additions                                                            2,513
                                                                      ----------
Total additions                                                        1,847,676
                                                                      ----------
DEDUCTIONS
Distributions to participants or their beneficiaries                     626,158
Interest expense                                                          11,806
Administrative expenses                                                    1,015
Other deductions                                                              21
                                                                      ----------
Total deductions                                                         639,000
                                                                      ----------
NET INCREASE                                                           1,208,676

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                      8,118,911
                                                                      ----------
End of year                                                           $9,327,587
                                                                      ==========

See Notes to Financial Statements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN

NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Savings Plan (Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution, 401(k) profit sharing plan which includes a Thrift Feature and a Stock Savings Feature. The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee.

This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the Plan. The Thrift Plan became the Thrift Feature of the Plan, the LTSSP became the Stock Savings Feature, and ConocoPhillips Company (Company) became the Plan sponsor. On October 3, 2003, assets of the Thrift Plan for Employees of Conoco Inc. (Conoco Thrift Plan) were merged into the Plan. Other Plan mergers that occurred subsequent to this merger were not material in terms of the number of participants involved and the impact to Plan provisions. See Note 10 regarding a subsequent Burlington Resources, Inc. plan merger occurring after the reporting period.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ELIGIBILITY

Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan, except retail marketing outlet employees and certain other employee classifications.

THRIFT FEATURE

An active employee may deposit between 1% and 30% of pay, as defined in the Plan document (Pay), on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.

Active employees are eligible to make catch-up deposits to the

Thrift Feature beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.

STOCK SAVINGS FEATURE (SSF)

An active employee may deposit 1% of Pay on a before-tax basis. SSF deposits are invested in the ConocoPhillips Stock Fund. Based on the SSF deposits made by an active employee, participants in the SSF receive semiannual allocations of ConocoPhillips common stock (Company Stock) as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the active employee's SSF deposits to all participant SSF deposits for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan document; however, such an allocation is rare and was not required in 2006.

Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the Leveraged Stock Fund are invested solely in Company Stock and have the same fair value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share. The ConocoPhillips Stock Fund contains shares of Company Stock purchased with employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF deposits and Company allocations be exchanged from the ConocoPhillips Stock Fund and the Leveraged Stock Fund into other investment funds at any time.

The number of shares allocated on each semiannual allocation date is determined by the Plan document. In 2006, there were 7,924 shares allocated for each 100 eligible employees. Shares used for the semiannual allocation came from financed shares and shares held by ConocoPhillips in the Compensation and Benefits Trust
(CBT). In 2006, the Company used the CBT to contribute 1,921,688 shares of stock to the Plan. The fair value of the CBT shares was approximately $132 million, and these shares were invested in the ConocoPhillips Stock Fund.

The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants' accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $20.9 million in dividends on allocated shares to make loan payments and allocated 325,430 shares in dividend replacement allocations to participants' accounts in 2006. The fair value of the allocated dividend replacement shares was approximately $21 million, and these shares were invested in the Leveraged Stock Fund.

The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant's vested account.

VESTING

Participants are immediately vested in all amounts credited to their accounts in all funds.

VOTING RIGHTS

As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares.

DIVERSIFICATION

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant's existing account.

SHARE ACCOUNTING METHOD FOR COMPANY STOCK

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

DISTRIBUTIONS

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

INSTALLMENT PAYMENTS

A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.

DIVIDEND PASS THROUGH

A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of that participant's account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

FORMS OF PAYMENT

Generally, distributions from participant accounts invested in Company Stock and DuPont stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

LOANS

Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant's account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

TRUST AGREEMENTS

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, there are three master trust agreements:

The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.

The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, units of common collective trusts (CCTs), and U.S. Treasury notes. The trustee for the SVF is State Street Bank and Trust Company.

The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock fund. The trustee is Vanguard.

ADMINISTRATION

The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company. Members of the Committee are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Distributions to participants or their beneficiaries are recorded when paid.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive, and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3--SECURITIES ACQUISITION LOANS

The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 28,673,836 and 28,318,584 shares of Company Stock, respectively, utilizing the bank borrowings. The financed shares are held in a suspense account (currently Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan.

Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.

Upon allocation to participants' accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 1,018,116 Loan 2 suspense shares in 2006 for semiannual allocations to participants' accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $70 million. At December 31, 2006 and 2005, the fair value of unallocated shares was $755 million and $689 million, respectively. There were no other unallocated assets at December 31, 2006, and December 31, 2005.

Loan 2 extends through the year 2015. Due to loan prepayments, the first required payment is currently scheduled to be in 2012.

The outstanding balance of Loan 2 at December 31, 2006, was $203 million and at December 31, 2005 was $229 million. Loan 2 prepayments totaled $26 million in 2006. Loan 2 provides for variable interest rates. The rates were 5.65% and 4.78% at December 31, 2006 and 2005, respectively.

Loan 2 is guaranteed by ConocoPhillips and ConocoPhillips Company and is being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends. The Loan 2 carrying amount approximates fair value.

Under Loan 2, any participating bank in the syndicate of lenders may cease to participate on December 4, 2009, by giving not less than 180 days' prior notice to the Plan and the Company. If the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days' notice, each bank participating in Loan 2 has the optional right to terminate its participation in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips' choice.

NOTE 4--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and a short-term investment fund. The investment contracts are backed by fixed income instruments, units of CCTs, and assets in an insurance company's general or separate account. The investment contracts are fully benefit-responsive, and, as required by the FSP, are valued at fair value and then adjusted to contract value which represents contributions, plus interest credited, less distributions and expenses. The short-term investment fund is valued at amortized cost, which approximates fair value. (See Note 9 on Master Trusts for more detail on the SVF including the fair value computation methodology.) Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the

Statements of Net Assets Available for Benefits.

Investments that comprised 5% or more of the fair value of net assets available for benefits for the years ended December 31, 2006, and 2005, are as follows:

                                                        Thousands of Dollars
                                                      -----------------------
At December 31                                           2006         2005
                                                      ----------   ----------
Plan interest in Master Trusts:
   Stable Value Fund                                  $1,947,660   $1,962,834
   ConocoPhillips Stock Fund                           2,847,890    2,377,061
Leveraged Stock Fund                                   1,110,233      929,748
Loan 2 Suspense                                          755,469      689,052

NET APPRECIATION

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                    Thousands
                                                                   of Dollars
                                                                   ----------
ConocoPhillips Common Stock                                         $356,973
Mutual funds                                                         153,274
                                                                    --------
Net appreciation in fair value of investments                       $510,247
                                                                    ========

NOTE 5--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Effective January 1, 2006, all Company Stock held in the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund (COP Stock ESOP - Master Trust), Leveraged Stock Fund, Loan 2 Suspense shares and money market fund (Vanguard Prime Money Market - Loan 2, or Vang Prime MM Loan 2), and any released shares pending allocation. The Loan 2 Suspense shares and the related money market fund are the only non-participant-directed investments in the Plan, and the only assets in the Plan not allocated to participant accounts (unallocated assets).

Prior to January 1, 2006, a portion of the shares held in the ConocoPhillips Stock Fund was excluded from the ESOP. The ESOP portion of the ConocoPhillips Stock Fund during that time included only those shares relating to dividends on leveraged shares, certain Company contributions, and annual sweeps of shares from non-ESOP sources to ESOP sources. Non-ESOP sources in the ConocoPhillips Stock Fund totaling approximately $682 million at December 31, 2005 were converted to ESOP sources on January 1, 2006, and are included as intrafund and source transfers in the changes in net assets schedule below.

Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

                                                                        Thousands of Dollars
                                           -----------------------------------------------------------------------------
                                                      DECEMBER 31, 2006                       December 31, 2005
                                           -------------------------------------   -------------------------------------
                                            ALLOCATED   UNALLOCATED      TOTAL      Allocated   Unallocated      Total
                                           ----------   -----------   ----------   ----------   -----------   ----------
ASSETS
COP Stock ESOP -
   Master Trust                            $2,847,890     $     --    $2,847,890   $1,694,568     $     --    $1,694,568
Leveraged Stock                             1,110,233           --     1,110,233      929,748           --       929,748
Loan 2 Suspense                                    --      755,469       755,469           --      689,052       689,052
Vang Prime MM Loan 2                               --          106           106           --           83            83
                                           ----------     --------    ----------   ----------     --------    ----------
Total assets                                3,958,123      755,575     4,713,698    2,624,316      689,135     3,313,451
                                           ----------     --------    ----------   ----------     --------    ----------
LIABILITIES
Securities loan                                    --      203,400       203,400           --      229,050       229,050
Interest payable                                   --          862           862           --          797           797
                                           ----------     --------    ----------   ----------     --------    ----------
Total liabilities                                  --      204,262       204,262           --      229,847       229,847
                                           ----------     --------    ----------   ----------     --------    ----------
NET ASSETS AVAILABLE
   FOR BENEFITS                            $3,958,123     $551,313    $4,509,436   $2,624,316     $459,288    $3,083,604
                                           ==========     ========    ==========   ==========     ========    ==========

Changes in net assets during Year Ended December 31, 2006:

                                                                                             THOUSANDS OF DOLLARS
                                                                                   -------------------------------------
                                                                                    ALLOCATED   UNALLOCATED      TOTAL
                                                                                   ----------   -----------   ----------
Company matching - cash                                                            $    7,810     $     --    $    7,810
Basic allocation - stock                                                              132,192           --       132,192
Active employee deposits                                                               81,372           --        81,372
Allocation of 1,018,116 shares of
   ConocoPhillips common stock, at fair value                                          70,017           --        70,017
Dividends and interest                                                                 21,228       16,536        37,764
Interest in Master Trust - COP Stock ESOP                                             651,185           --       651,185
Net appreciation in fair value of investments                                         199,661      157,312       356,973
                                                                                   ----------     --------    ----------
Total additions                                                                     1,163,465      173,848     1,337,313

Distributions                                                                         222,837           --       222,837
Allocation of 1,018,116 shares of
   ConocoPhillips common stock, at fair value                                              --       70,017        70,017
Interest expense                                                                           --       11,806        11,806
Administrative expense                                                                    907           --           907
Other deductions                                                                            1           --             1
                                                                                   ----------     --------    ----------
Total deductions                                                                      223,745       81,823       305,568

Intrafund and source transfers                                                        394,087           --       394,087
                                                                                   ----------     --------    ----------
NET INCREASE                                                                        1,333,807       92,025     1,425,832

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                                   2,624,316      459,288     3,083,604
                                                                                   ----------     --------    ----------
End of year                                                                        $3,958,123     $551,313    $4,509,436
                                                                                   ==========     ========    ==========

NOTE 6--TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 7--RELATED-PARTY TRANSACTIONS

A large portion of the Plan's assets is invested in Company Stock. Because ConocoPhillips is the parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

NOTE 8--PLAN TERMINATION

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. The unallocated shares that had been acquired by the proceeds to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.

NOTE 9--MASTER TRUSTS

Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund. The SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund options provided by the Plan are also available to participants in the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis.

STABLE VALUE FUND

The Plan's proportionate share of SVF master trust net assets was approximately 99.9% as of December 31, 2006, and December 31, 2005.

The SVF consists of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic GIC contracts (SYNs), and short-term investments and cash. In a traditional GIC, the insurance company uses SVF deposits to purchase investments that are held in the insurance company's general account. The insurance company is contractually obligated to repay the principal and a specified rate of interest guaranteed to the SVF master trust. In a SAGIC, the investments are backed by the assets of an insurance company's separate account rather than its general account, and are held for the exclusive benefit of the plans participating in the separate account. In a SYN contract structure, the underlying investments are owned by the SVF master trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF master trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF master trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SAGICs and SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.

Key factors influencing future interest crediting rates for a wrapper contract include:

     -    the level of market interest rates

     - the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

     - the investment returns generated by the fixed income investments that back the wrapper contract, and

     - the duration of the underlying investments backing the wrapper contract.

While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF's realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts."

The SVF values as of December 31, 2006, and December 31, 2005, were as follows:

                                                         Thousands of Dollars
                                                       -----------------------
At December 31                                            2006         2005
                                                       ----------   ----------
SVF, at fair value
GICs                                                  $   95,467   $  115,449
SAGICs                                                    14,835      112,725
CCTs                                                          --       70,350
Short-term investments                                    58,631       13,918
SYNs:
   CCTs                                                1,744,369    1,597,431
   Short-term investments                                    612           51
   U.S. Treasury notes                                    35,323       54,564
   Wrapper contracts                                          42           21
                                                      ----------   ----------
Total assets                                           1,949,279    1,964,509

Total liabilities                                             --           --
                                                      ----------   ----------
Net assets, at fair value                              1,949,279    1,964,509

Adjustment from fair value to
   contract value for fully
   benefit-responsive
   investment contracts                                   24,772       14,238
                                                      ----------   ----------
Net assets, at contract value                         $1,974,051   $1,978,747
                                                      ==========   ==========
Ratio of year-end market
   value yield to investments,
   at fair value                                           5.134%       4.980%

Ratio of year-end crediting
   rate to investments, at
   fair value                                              5.118%       4.947%

Fair value of GICs and SAGICs is determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality. For those GICs and SAGICs with no stated payment dates, the projected value at the end of the required days notice period is assumed to pay in full and this payment is then discounted following the process described above.

The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust. The short-term investment fund is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding's credit quality rating.

The significant components of the changes in net assets relating to the SVF are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
Year Ended December 31, 2006
   Contributions                                                     $   50,270
   Interest income (net)                                                 93,119
   Asset transfers in                                                   254,130
   Other additions                                                        2,356
   Distributions                                                       (225,622)
   Participant loans                                                     (3,557)
   Other deductions                                                          (8)
   Asset transfers out                                                 (175,384)
                                                                      ----------
Net decrease                                                             (4,696)
Beginning of year                                                     1,978,747
                                                                     ----------
End of year                                                          $1,974,051
                                                                     ==========

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider, or in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer's underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan's loss of a qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of the events are probable of occurrence.

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan's proportionate share of ConocoPhillips Stock Fund master trust net assets was approximately 99.9% as of December 31, 2006, and December 31, 2005.

The ConocoPhillips Stock Fund values as of December 31, 2006, and December 31, 2005, were as follows:

                                                         Thousands of Dollars
                                                       -----------------------
At December 31                                            2006         2005
                                                       ----------   ----------
   ConocoPhillips Stock Fund                           $2,851,509   $2,380,454
                                                       ----------   ----------
End of year                                            $2,851,509   $2,380,454
                                                       ==========   ==========

The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

                                                                     Thousands
                                                                    of Dollars
                                                                    ----------
ConocoPhillips Stock Fund
Year Ended December 31, 2006
   Contributions                                                    $  109,390
   Dividend income                                                      61,479
   Net appreciation in fair value of Company Stock                     590,560
   Asset transfers in                                                  344,453
   Distributions                                                      (161,240)
   Participant loans                                                   (20,713)
   Other deductions                                                       (680)
   Asset transfers out                                                (452,194)
                                                                    ----------
Net increase                                                           471,055
Beginning of year                                                    2,380,454
                                                                    ----------
End of year                                                         $2,851,509
                                                                    ==========

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This option is closed to new investment elections. The Plan's proportionate share of DuPont Stock Fund master trust net assets was approximately 99.9% as of December 31, 2006, and December 31, 2005.

The DuPont Stock Fund values as of December 31, 2006, and December 31, 2005, were as follows:

                                                          Thousands of Dollars
                                                          --------------------
At December 31                                               2006       2005
                                                           --------   --------
   DuPont Stock Fund                                       $136,055   $147,012
                                                           --------   --------
End of year                                                $136,055   $147,012
                                                           ========   ========

\
The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

                                                                     Thousands
                                                                    of Dollars
                                                                    ----------
DuPont Stock Fund
Year Ended December 31, 2006
   Dividend income                                                   $  4,576
   Net appreciation in fair value of stock                             17,588
   Other additions                                                          9
   Distributions                                                       (9,515)
   Participant loans                                                     (249)
   Other deductions                                                       (33)
   Asset transfers out                                                (23,333)
                                                                     --------
Net decrease                                                          (10,957)
Beginning of year                                                     147,012
                                                                     --------
End of year                                                          $136,055
                                                                     ========

NOTE 10--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                         Thousands of Dollars
                                                        -----------------------
                                                           2006         2005
                                                        ----------   ----------
Net assets available for benefits as
   reported in the financial statements                 $9,327,587   $8,118,911
Less: Adjustment from fair value to
   contract value for certain fully
   benefit-responsive investment contracts                 (24,752)          --
                                                        ----------   ----------
Net assets available for benefits
   as reported in the Form 5500                         $9,302,835   $8,118,911
                                                        ==========   ==========

The following is a reconciliation of net increase for the year ended December 31, 2006, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
Year Ended December 31, 2006
Net increase as reported in the
   financial statements                                              $1,208,676
Less: Adjustment from fair value to
   contract value for certain fully
   benefit-responsive investment contracts
   at December 31, 2006                                                 (24,752)
                                                                     ----------
Net increase as reported
   in the Form 5500                                                  $1,183,924
                                                                     ==========

NOTE 11--BURLINGTON RESOURCES, INC. ACQUISITION

On March 31, 2006, ConocoPhillips completed the acquisition of Burlington Resources Inc., following approval of the merger by Burlington's stockholders. The Company intends to merge the assets of the Burlington Resources Inc. Retirement Savings Plan (RSP) into the Plan at some point. The effective date has not yet been determined; however, the RSP assets will not be merged into the Plan prior to January 1, 2008.

-------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2006

                                 (c)                     Thousands of Dollars
      (a)(b)         Description of investment         -----------------------
Identity of issue,   including maturity date,              (d)          (e)
borrower, lessor     rate of interest, collateral,     Historical     Current
or similar party     par or maturity value                Cost         Value
------------------   -------------------------------   ----------   ----------
ConocoPhillips*      13,942,388 shares,
                        Leveraged Stock Fund            $      **   $1,110,233

ConocoPhillips*      10,499,837 shares,
                        Loan 2 Suspense                   148,310      755,469

Fidelity             3,080,820 units, Fidelity
   Investments          Low-Priced Stock Fund                  **      134,139

Fidelity             1,229,425 units, Fidelity
   Investments          Magellan Fund                          **      110,058

PIMCO Funds          2,791,567 units, PIMCO Total
                        Return Fund - Administrative
                        Class                                  **       28,976

The Vanguard         2,810,649 units, Vanguard
   Group*               500 Index Fund                         **      367,043

                     538,291 units, Vanguard
                        Asset Allocation Fund                  **       15,492

                     1,659,006 units, Vanguard
                        Balanced Index Fund                    **       35,436

                     1,246,289 units, Vanguard
                        Explorer Fund                          **       93,110

                     1,463,321 units, Vanguard
                        Extended Market Index Fund             **       56,601

                     607,173 units, Vanguard
                        Growth Index Fund                      **       18,076

                     3,311,895 units, Vanguard
                        Inflation-Protected
                        Securities Fund                        **       39,014

                     3,406,904 units, Vanguard
                        International Growth Fund              **       81,289

-------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2006

                                 (c)                     Thousands of Dollars
      (a)(b)         Description of investment         -----------------------
Identity of issue,   including maturity date,             (d)           (e)
borrower, lessor     rate of interest, collateral,     Historical     Current
or similar party     par or maturity value                Cost         Value
------------------   -------------------------------   ----------   ----------
The Vanguard         3,752,451 units, Vanguard
   Group*               International Value Fund               **      151,374

                     1,155,316 units, Vanguard
                        LifeStrategy Conservative
                        Growth Fund                            **       19,167

                     1,929,684 units, Vanguard
                        LifeStrategy Growth Fund               **       46,062

                     992,032 units, Vanguard
                        LifeStrategy Income Fund               **       13,819

                     5,275,654 units, Vanguard
                        LifeStrategy Moderate
                        Growth Fund                            **      107,412

                     3,364,151 units, Vanguard
                        Long-Term Treasury Fund                **       37,443

                     4,792,674 units, Vanguard
                        Mid-Cap Index Fund                     **       94,799

                     1,338,378 units, Vanguard
                        Morgan Growth Fund                     **       25,416

                     230,542,168 units, Vanguard
                        Prime Money Market Fund                **      230,542

                     3,703,037 units, Vanguard
                        PRIMECAP Fund                          **      255,324

                     2,628,822 units, Vanguard
                        Small-Cap Growth Index Fund            **       48,213

                     4,729,789 units, Vanguard
                        Small-Cap Value Index Fund             **       80,643

                     9,819,794 units, Vanguard
                        Total Bond Market Index Fund           **       98,100

                     4,078,599 units, Vanguard
                        Total International Stock
                        Index Fund                             **       72,069

-------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2006

                                (c)                      Thousands of Dollars
      (a)(b)         Description of investment         -----------------------
Identity of issue,   including maturity date,              (d)          (e)
borrower, lessor     rate of interest, collateral,     Historical     Current
or similar party     par or maturity value                Cost         Value
------------------   -------------------------------   ----------   ----------
The Vanguard         1,199,470 units, Vanguard
   Group*               Total Stock Market Index
                        Fund                                   **       40,890

                     1,614,383 units, Vanguard
                        Value Index Fund                       **       42,910

                     4,033,809 units, Vanguard
                        Wellington Fund                        **      130,816

                     4,458,005 units, Vanguard
                        Windsor II Fund                        **      154,916

Participants*        Loans to Plan participants,
                        Interest rates ranging
                        from 4.0% to 10.0%                     --       79,095

The Vanguard         Vanguard Prime Money Market -
   Group*               Loan 2                                106          106

Travelers            Insurance contract GR-1966A,
   Insurance            Deferred settlement account            **            5
                                                                    ----------
                                                                    $4,574,057
                                                                    ==========

*    Party-in-interest

** Historical cost information is not required for participant-directed investments.

-------------------------------------------------------------------------------
EXHIBIT INDEX                                        CONOCOPHILLIPS SAVINGS PLAN
                                                        EIN 73-0400345, PLAN 022

EXHIBIT
NUMBER                            DESCRIPTION
-------   ---------------------------------------------------------
  23      Consent of Independent Registered Public Accounting Firm